UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  333-177463

CUSIP NUMBER:  050734-10-2

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AudioEye, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5210 E. Williams Circle, Suite 500
Address of Principal Executive Office (Street and Number)

Tucson, Arizona 85711
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed).

AudioEye, Inc. (the Company”) is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2015 within the prescribed time period without unreasonable effort or expense.  The Company requires additional time to prepare its financial statements to be filed as a part of the Form 10-Q because the Company has been working to finalize its previously disclosed restatements of its previously issued financial statements for its quarters ended March 31, June 30 and September 30, 2014 for the reasons set forth in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2015, which is incorporated herein by reference and the financial statements for the year ended December 31, 2014 to be included in the Company’s Annual Report on Form 10-K.

Safe Harbor Statement

                                                This notice contains certain “forward-looking statements” relating to the Company.  All statements, other than statements of historical fact included herein, are “forward-looking statements” including statements regarding the timing, duration and outcome of the Company’s work in connection with completing certain financial statements, including the restatement of prior period financial statements.  These forward-looking statements are often identified by the use of forward-looking terminology such as “intends,” expects” or similar expressions and involve known and unknown risks and uncertainties.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.  These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of the ongoing accounting review, the risk that the process of preparing and auditing the financial statements or other subsequent events would require the Company to make additional adjustments, the time and effort required to complete the restatement of the financial reports, the ramifications of the Company’s potential inability to timely file required reports, including the risk of litigation or governmental investigations or proceedings relating to such matters. Other risks are described more fully in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2013. Forward-looking statements reflect management’s analysis as of the date hereof. The Company does not undertake to revise any forward-looking statements to reflect subsequent developments.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Constantine Potamianos	(866)	331-5324
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-K for the year ended December 31, 2014
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of changes in the results of operations because of the time required to complete the restatements referred to in Part III, above.

AudioEye, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2015	AUDIOEYE, INC.

		By:	/s/ SEAN BRADLEY
Sean Bradley
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).